Exhibit 12.1

Energizer Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions except ratios)

	Six Months Ended March 31,	Twelve Months Ended September 30,
	2012	2011	2010	2009	2008	2007
EARNINGS BEFORE INCOME TAXES	$321.4	$406.0	$543.4	$445.3	$473.2	$434.2

ADDITIONS:
Interest Expense	60.1	121.4	125.4	144.7	181.3	91.2
Deferred Financing recorded in SGA	—	0.5	0.1	1.4	0.6	1.0
Estimated portion of rental expense attributable to interest	1.1	2.4	2.3	2.4	2.1	2.1

TOTAL FIXED CHARGES	61.2	124.3	127.8	148.5	184.0	94.3

EARNINGS BEFORE INCOME TAXES PLUS FIXED CHARGES	$382.6	$530.3	$671.2	$593.8	$657.2	$528.5

RATIO OF EARNINGS TO FIXED CHARGES	6.3	4.3	5.3	4.0	3.6	5.6